As filed with the Securities and Exchange Commission on April 11, 2016	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

GRUPO BIMBO, S.A.B. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, NY  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alejandro González Lazzeri, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive four (4) Series “A” common shares of Grupo Bimbo, S.A.B. de C.V.	100,000,000 ADSs	$5.00	$5,000,000.00	$503.50

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14). Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6). Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8). Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company publishes in the English language the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.grupobimbo.com.  The information so published by the Company may not be in the English language, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into the English language to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.        EXHIBITS

(a)
Form of Deposit Agreement, by and among Grupo Bimbo, S.A.B. de C.V. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.        UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Grupo Bimbo, S.A.B. de C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of April 2016.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive four Series “A” common shares of Grupo Bimbo, S.A.B. de C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie A. Deluca
Name: Leslie A. Deluca
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Grupo Bimbo, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on April 11, 2016.

GRUPO BIMBO, S.A.B. DE C.V.

By:	/s/ Guillermo Jorge Quiroz Abed
Name: Guillermo Jorge Quiroz Abed
Title: Chief Financial Officer

By:	/s/ Guillermo Sánchez Arrieta
Name: Guillermo Sánchez Arrieta
Title: Comptroller

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel Javier Servitje Montull, Guillermo Jorge Quiroz Abed, Guillermo Sánchez Arrieta and Luis Miguel Briola Clément to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 11, 2016.

Executive Officers
Signature	Title

/s/ Daniel Javier Servitje Montull	Chairman of the Board & Chief Executive Officer
Name: Daniel Javier Servitje Montull	(Principal Executive Officer)

/s/ Guillermo Jorge Quiroz Abed	Chief Financial Officer
Name: Guillermo Jorge Quiroz Abed	(Principal Financial and Accounting Officer)

/s/ Guillermo Sánchez Arrieta	Comptroller
Name: Guillermo Sánchez Arrieta

/s/ Luis Miguel Briola Clément	General Counsel & Secretary non-member of the Board of Directors
Name: Luis Miguel Briola Clément

Board of Directors
Signature	Title

/s/ Daniel Javier Servitje Montull	Chairman of the Board
Name: Daniel Javier Servitje Montull

Board of Directors
Signature	Title

/s/ Thomas Stanley Heather Rodríguez	Independent Director
Name: Thomas Stanley Heather Rodríguez

Board of Directors
Signature	Title

/s/ Agustin Irurita Pérez	Independent Director
Name: Agustín Irurita Pérez

Board of Directors
Signature	Title

/s/ Henry Robert Davis Signoret	Independent Director
Name: Henry Robert Davis Signoret

Board of Directors
Signature	Title

/s/ Luis Jorba Servitje	Director
Name: Luis Jorba Servitje

Board of Directors
Signature	Title

/s/ Mauricio Jorba Servitje	Director
Name: Mauricio Jorba Servitje

Board of Directors
Signature	Title

/s/ Francisco Laresgoiti Servitje	Director
Name: Francisco Laresgoiti Servitje

Board of Directors
Signature	Title

/s/ Nicolás Mariscal Servitje	Director
Name: Nicolás Mariscal Servitje

Board of Directors
Signature	Title

/s/ José Ignacio Mariscal Torroella	Director
Name: José Ignacio Mariscal Torroella

Board of Directors
Signature	Title

/s/ María Isabel Mata Torrallardona	Director
Name: María Isabel Mata Torrallardona

Board of Directors
Signature	Title

/s/ Raúl Carlos Obregón del Corral	Director
Name: Raúl Carlos Obregón del Corral

Board of Directors
Signature	Title

/s/ Javier de Pedro Espínola	Director
Name: Javier de Pedro Espínola

Board of Directors
Signature	Title

/s/ Ignacio Pérez Lizaur	Independent Director
Name: Ignacio Pérez Lizaur

Board of Directors
Signature	Title

/s/ Jorge Pedro Jaime Sendra Mata	Director
Name: Jorge Pedro Jaime Sendra Mata

Board of Directors
Signature	Title

/s/ Edmundo Miguel Vallejo Venegas	Independent Director
Name: Edmundo Miguel Vallejo Venegas

Board of Directors
Signature	Title

/s/ Jaime Chico Pardo	Director
Name: Jaime Chico Pardo

Signature	Title

/s/ Daniel Javier Servitje Montull	Chairman of the Board
Name: Daniel Javier Servitje Montull

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Grupo Bimbo, S.A.B. de C.V., has signed this Registration Statement on Form F-6, in New York, New York, on April 11, 2016.

LAW DEBENTURE,
as Authorized Representative in the United States

/s/ Diana Arias
Name: Diana Arias
Title: Sr. Manager

Diana Arias
Law Debenture Corporate Services Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary